Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

July 15, 2010

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549

Attention:

H. Christopher Owings

Re:

Network Dealer Services Holding Corp.

Form 10-12G

Filed May 19, 2010

File No. 000-53984

Dear Mr. Owings:

I have been retained by Network Dealer Services Holding Corp. (the “Company”) to respond to your letter under date of June 15, 2010, regarding the Company and the above referenced filing.  The Company has noted your general comment No. 1.  References like “we,” “our,” “us” and similar words herein refer to the Company, and not the undersigned lawyer, unless specifically indicated otherwise.

Item 1. Business, page 3:

Business Development, page 3

Comment No. 2.  Please disclose the Griffins’ affiliations with Left Lane Imports, Inc. and Red Foxx Solutions, LLC.

Response:  Joshua A. and R. Shane Griffin were the founders of Red Foxx Solutions, LLC, a Utah limited liability company, and each was the owner of 50% of the outstanding membership interests in Red Foxx Solutions, LLC prior to its conversion to a Utah corporation under the

July 15, 2010

name “Red Foxx Solutions, Inc.” in the fall of 2009, at which time each owned 50% interest in the outstanding voting securities of Red Foxx Solutions, Inc..  Neither had any interest in Left Lane Imports, Inc., which is the “Company,” prior to the acquisition of Red Foxx Solutions, Inc. by the Company Each also had a 50% ownership in Red Foxx Solutions, Inc. just prior to its acquisition by the Company. This information has been added to the Form 10 in Item 1 under the heading “Business Development” of the caption “Introduction.”  Each of the Griffins became shareholders of the Company and directors and/or officers of the Company upon the closing of the Agreement and Plan of Merger (respectively, the “Merger Agreement” and the “Merger”) between a wholly-owned subsidiary of the Company and Red Foxx Solutions, Inc. as described under the heading “Merger” under the heading “Business Development” of the caption “Introduction” of Item 1.

Comment No. 3.  Please revise this section to also describe your related party transactions with Great Western.  Also briefly describe Great Western’s business, and disclose the affiliations of all of your officers and directors with Great Western.

Response:  This information has been added to Item 1 under the heading “Business Development” of the caption “Introduction.”

Comment No. 4.  Your auditor’s opinion contains a going concern qualification.  Please discuss the going concern issue in this section and the management’s discussion and analysis section of your filing.

Response:   This information has been added to Item 1 under the heading “Business Development” of the caption “Introduction” and under the heading “Auditor’s “Going Concern” Qualification” of the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2.

Comment No. 5.  Please identify your website address, if available.

Response: (www.networkdealerservices.com) This address has been added to the second sentence of the first paragraph under the caption “Business” of Item 1; it was previously included (and continues to be included) under the heading “Principal Products or Services and Their Markets” of that caption in Item 1.

Issuers Involved in Bankruptcy Proceedings during the Past Five Years, page 7

Comment No. 6.  Please clarify the reference “[e]xcept as indicated above,” or delete.

Response:  The reference “except,” referred to the Merger described under that heading in the caption “Introduction.  We have made that exception clearer in the referenced sentence.

July 15, 2010

Business, page 8

Comment No. 7.  Please revise your disclosure throughout this section to clarify what current business and products you offer, as compared to your future plans.  For example, clarify which products you currently offer directly, which products are offered by you on a fee basis, and which products you intend to offer in the future.  Also explain your relationship with F&I representatives.

Response: Under the caption “Business” in Item 1, we have clarified our current products and services and made it clear what our plans for future products and services will be. We have also addressed the relationship with the F&I Representatives by stating that they are simply employees of the dealerships we contract with who work with dealership customers to sell the specific products for the new or used vehicles purchased by the customers and will continue to be employees of the dealership clients in the future. The F&I Representatives will have no other affiliation with the Company.

Comment No. 8.  Please disclose the basis for all of your assertions about your competitive position within your industry.  For example, disclose the basis for your assertions on page 8 that you “are able to plan and create stable revenue and very predictable mid and long term costs and expenses to our business platform…,” and on page 11 that “[n]o other company currently offers a range of services that we do in this area.”  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Response: We have reworded this information under the caption “Business” of Item 1 that you have referenced to clarify our position and the reasons for our statements. Basically, we create stable and predictable revenue because we are tied to the purchase process of vehicles, and there is a tremendous amount of publicly available trending data produced on vehicles that are purchased by consumers. We know the industry and are very familiar with what is being offered to automobile dealerships with respect to marketing and have reflected that it is our experience that allows us to state that no one else offers specifically what we do; however, we have added qualifying caveats respecting our belief of these statements.

Comment No. 9.  Note 1 of your financial statements on page 33 contains the first to reference to your “Customer Relationship Management System” and “call center.”  Please revise your Business section and other sections of the document as appropriate and material or advise.

Response: We have since de-emphasized this part of our organization and have moved away from a “Customer Relationship Management System” or CRM.  See the revisions to Note 1 in which this information has been deleted.

July 15, 2010

Competitive Business Conditions in the Industry and Methods of Competition, page 10

Comment No. 10.  Please clarify your discussion regarding the products and services you offer.  For example, in the first full paragraph on page 11, it is unclear whether your statement regarding competitive pricing relates to both insurance products and print and marketing products.  Please also describe in greater detail your infrastructure and proprietary technologies programming.

Response: We have clarified these referenced statements under this heading in Item 1. Our competitive pricing applies to all of our products, and we have updated this section relating to infrastructure and technologies to reflect our position and strategy, while adding qualifying caveats respecting our belief of these statements as now written.

Dependence on One or A Few Major Customers, page 11

Comment No.11.  We note your disclosure that Great Western, a related party, accounted for 62% of your revenues for the quarterly period ended March 31, 2010.  Therefore, it appears that your business is dependent on your related party.  Please revise your disclosure in this section accordingly.

Response: Additional language has been added in Item 1 under this section to reflect the extent of dependence upon Great Western, along with information about the revenues attributable to Great Western for the year ended December 31, 2007.

Comment No.12.  We note your disclosure that “upon our acquisition of our first agency, we will have a broad and diverse customer base of which Great Western will be a minor customer among many.” Please revise your disclosure to describe your current business and disclose how many dealership contracts you have entered into other than with Great Western.  Also disclose whether you have entered into any contracts to acquire your first agency.

Response:  We have added the information requested under this heading in Item 1 regarding the number of non-related dealers that we have contracts with; we have indicated that we have not acquired any agencies as of yet; and we have indicated that we have no understandings or arrangements in place to acquire any such agencies.  We have also added qualifying caveats about our belief in the statements now made under this heading.

Comment No.13.  Please clarify what you mean by informal contracts with Great Western dealerships.

Response: We have addressed the informal nature of our contracts with Great Western, which are customary to any contract that we have with our other clients.  The reference to “informal” has been changed to “customary contractual arrangements.”  See the heading “Patents,

July 15, 2010

Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, including Duration” in Item 1 of this heading.

Plan of Operation, page 14

Comment No. 14.  Please delete the state that “[w]e project that following the first year of operations after such funding that our gross revenues will increase substantially and continue to grow in future years, with estimated net income to reach approximately $6,000,000 within two years thereafter” if you do not have appropriate support for this statement.

Response:  We have deleted that statement.

Liquidity, page 15

Comment No. 15.  Please include a discussion of liquidity on both a long-term and short-term basis. The discussion should address known trends or demands, commitments, events and uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, the sources of liquidity available to you and your ability to meet your cash requirements in the long-term as well as the short-term.  In that regard, a discussion of your ability to meet your contractual obligations on a long-term basis would enhance a readers understanding and assessment of your financial condition, particularly in light of your history of losses and working capital deficit.  Refer to Item 303(a)(1) of Regulation 8-K for further guidance.

Response: We have added additional language under the MD&A section to reflect management’s expectations regarding continued operational losses.  Also, we have added language to the Liquidity section to augment the reader’s understanding of our short and long term liquidity expectations.

Comment No.16.  Please include a discussion and analysis of your financial condition, changes in financial condition and cash flows for the two-year period covered by the financial statements.  This discussion should describe the underlying causes for material changes in financial position and cash flows.  Refer to Item 303(a) of Regulation S-K

Response:  Additional language has been added to enhance this section.

Item 5. Directors and Executive Officers, page 17

Comment No. 17.  We note your description of your officers’ and directors’ experience beginning on page 18.  Please enhance your disclosure of your officers’ and directors’ business experience during the past five years to include their principal occupation and employment during this time period.  Please also remove those portions of your officers’ and directors’

July 15, 2010

biographies that do not provide an objective background of their experience.  Please see Item 401(e)(1) of  Regulation S-K.

Response:  We have modified these resumes to include additional information, but we believe most of the other information concerning these persons is descriptive of their responsibilities.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 22.

Transactions with Related Persons, page 22

Comment No. 18.  Please provide Item 404 of Regulation S-K disclosure relating to the merger transaction on December 31, 2009 and the SCS consulting agreement with Smith Consulting Services, Inc. on August 25, 2008.

Response:  See the response to Comment No. 29.  Further, information about the Merger is set forth under the caption “Introduction” of the respective headings “Merger” and “SCS Consulting Agreement.”  SCS is not considered to be a related party; it had no interest in Red Foxx Solutions, LLC or Red Foxx Solutions, Inc. prior to the Merger, except as indicated in the SCS Consulting Agreement, all of the terms and provision of which are described under the referenced caption. SCS did own 75,000 shares of the Company’s (Left Lane Imports, Inc.) 1,863,407 outstanding shares, which it had purchased pursuant to the Company’s Regulation D offering under Rule 504 commenced in January, 2004, and completed in February, 2004.  The Company’s Form D was filed with the SEC on or about February 15, 2004.  To the Company’s knowledge, neither SCS nor its principal and sole shareholder, Karl S. Smith, had any other interest in the Company.  That is consistent with my knowledge.  We have referenced this caption and these headings in Item 7.

Comment No. 19.  Please reconcile your disclosure in this section, with the related party disclosure in the notes to the financial statements.  For example, describe the revenues and accounts receivable attributable to the related party, as reflected in Note 3 to your audited financial statements.  Also discuss the expenses paid to the Company by Great Western and the shareholder loans, as reflected in Note 6 to your audited financial statements.  File any agreements for these transactions as exhibits to the registration statement.

Response:  We have added this disclosure and other 2007 information to Item 7.  There were no agreements respecting any loans advanced by the shareholders (or members) of Red Foxx Solutions, LLC or Red Foxx Solutions, Inc.  However, we have not added the 2007 information to the notes to our consolidated financial statements because our auditors did not audit 2007, but this information has been added to the heading in Item 1 of “Dependence on One or a Few Major Customers.”

Comment No. 20.  Please provide the related party transaction information for the fiscal year ended December 31, 2007.

July 15, 2010

Response:  See the response to Comment No. 19.

Transactions with Promoters and Certain Control Persons, page 22

Comment No. 21.  Please disclose any related party transactions in which the amount involved exceeded one percent of the average of your total assets at year end for the last two completed fiscal years.  See Item 404(d)(1) of Regulation S-K.

Response:  See the response to Comment No. 19.  The business conducted with Great Western was on the same and customary terms as similar business conducted with non-affiliated parties.

Other than loans advanced to the Company by Great Western, all related party transactions are amounts due from Great Western for the purchase of goods and services subject to usual trade terms or other transactions in the ordinary course of business.  Due to the financial condition of the Company, additional sources of cash have been required and Great Western has made various loans to and paid various expenses of the Company.  Such loans and payments are scheduled for repayment by the Company and are described in the financial statements attached to the Form 10 and are discussed in Note 6, exclusive of those for 2007, which period was not audited by our auditors so such information cannot be included in the notes or the financial statements.

Consolidated Balance Sheets, page 29

Comment No. 22.  We note that total stockholders’ deficit in the balance sheet as of December 31, 2009 does not agree to total stockholders’ deficit in the statement of changes in shareholders’ deficit. Please reconcile this discrepancy and revise accordingly.

Response: This has been corrected; it was a footing and cross footing error.

Consolidated Statements of Operations, page 30

Comment No. 23.  We note the disclosure on page three under business development that you discontinued your wholesale automobile dealership business shortly after your acquisition of Network Sub.  Please tell us what consideration you have given to presenting your wholesale automobile dealership assets and liabilities as discontinued operations pursuant to FASB ASC 805-40-45-2.

Response:  The automobile dealership operations were spun off in conjunction with the Merger. Accordingly, the Company believed the “reverse” acquisition of Red Foxx Solutions, Inc. was essentially a shell company, even though there were substantial revenues attributed to this business, and applied the guidance from the SEC’s Division of Corporation Finance - Financial Reporting Manual Topic 12.  The Company treated the acquisition as a “Reverse Recapitalization with a Shell Company.”

July 15, 2010

With the execution of the Letter of Indemnification executed by the former principal, James P. Doolin, the accounting acquiree (legal parent) had no or nominal assets, thus the guidance under Topic 12 was followed.  Utah automobile dealership licenses are easily obtainable, at nominal cost and with standard and customary bonding requirements, so the relinquishment of the automobile dealer’s license was not material.

Item 13. Financial Statements and Supplementary Data, page 27

Note 1 – Organization and Summary of Significant Accounting Policies, page 33

Segment Reporting

Comment No. 24.  We note the disclosures on page four, paragraph two that you provide various products and services to new and used segments in the automobile industry.  Please tell us your operating segments and the geographic regions in which you operate.  Your disclosure should also include a discussion of what factors management uses to identify reportable segments.  We refer you to the disclosure requirements in FASB ASC 280-10-50-20 through 280-10-50-26.  As a reminder, paragraphs 280-10-50-40 through 280-10-50-42 apply to all enterprises including those that have a single reportable segment.  To the extent management identifies reportable segments, please revise your MD&A disclosure accordingly.  Refer to Item 303(a) of Regulation S-K.

Response:  We believe there is a single segment for the Company.  We have added a segment reporting disclosure indicating the geographical area and segments identified by the Company in the first sentence under the caption “Business.”

Revenue Recognition, page 35

Comment No. 25.  We note the disclosure on page 10 that you distribute your products through automobile dealerships.  Please expand your summary of significant accounting policies disclosure to elaborate on these transactions.  In this regard, please tell us whether you recognize revenue on a gross or net basis.  Please also revise your filing as appropriate.  Refer to FASB ASC 605-45-45-1.

Response:  We distribute directly to dealerships, not through dealerships.  There was no gross/net issue. We have changed the wording to “directly to dealerships”.

Comment No. 26.  You state on your website under news that over the past year you have been working hard to develop an innovative customer maintenance program which you released successfully to several dealerships.  Please describe your revenue recognition policies for such product sales, and tell us the GAAP basis for recognition.

Response:  There were no revenues generated from sales of software or intangibles during any of the prior reporting periods.  We do not anticipate revenue from this source in the near future.

July 15, 2010

Note 4  - Capital Leases, page 38

Comment No. 27.  Please disclose your lease accounting policies in the summary of significant accounting policies on page 33.

Response: We have inserted the following in response to this comment:

The Company’s operations are conducted in premises occupied under lease agreements.  Lease terms vary, but generally the leases provide for fixed and escalating rentals.  The Company records rent expenses for its operating leases on a straight-line basis over the base term of the lease agreements.

The Company evaluates the classification of its leases following the guidance in ASC 540-10-25. Leases that qualify as capital leases are recorded at the present value of the future minimum rentals over the base term of the lease using the Company's incremental borrowing rate. Capital lease assets are assigned an estimated useful life at the inception of the lease that generally corresponds with the base term of the lease.

Note 6 – Related Party Transactions, page 38

Comment No. 28.  We note the disclosure that GHWC “has paid expenses on behalf of the Company and are identified within the financial statements.”  However, we are unable to identify such expenses on the face of the statement of operations.  Please tell us where you disclose these expenses.  Alternatively, please expand your disclosure to state the amount paid by GWHC on your behalf for the years ended December 31, 2009 and 208, respectively.  In addition, tell us how you accounted for the expenses paid by GHWC.  Specifically address whether such amounts were recognized as expenses and as a contribution to capital.  Refer to SAB Topic 5:T.

Response: We have added disclosure to state the amount paid by GHWC on our behalf for the years ended December 31, 2009 and 2008, respectively.  These amounts were originally treated as related party liabilities, but were subsequently contributed and included in APIC as related party debt forgiveness.

Note 9 – Reverse Acquisition, page 41

Comment No. 29.  We note the disclosures on pages five and six that you issued 4.5 million common shares to non-employees for various types of consulting services.  Please tell us how you accounted for the issuance of these share-based payments to a non-employee.  We refer you to FASB ASC 505-50-50-1, and 718-10-50-1 through 718-10-50-2.

Response:  We originally determined that these shares were issued as part of the reorganization and recognized the transaction as purely stock transaction and determined the shares were issued

July 15, 2010

as costs of issuing stock.  The Company has reconsidered the guidance in FASB ASC 805-10-25-23 as well as ASC 505-50-50-1.  We have revised our accounting and disclosure to address the accounting for these issuances and have included the disclosures required in ASC 718-10-50-1 through ASC 718-10-50-2.

We have accounted for these issuances as non-employee stock-based compensation.  The Company valued these share at $0.01 based on the most recent transactions in the Company’s stock; there has never been a public market for these shares.  We recognized the expense as professional fees.  We applied the provisions of ASC 505-50-30 in determining the measurement date and expense recognition.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st